September 11, 2025

Ryan Confer
Chief Executive Officer
Genprex, Inc.
3300 Bee Cave Road #650-227
Austin, TX 78746

       Re: Genprex, Inc.
           Draft Registration Statement on Form S-1
           Submitted September 5, 2025
           CIK No. 0001595248
Dear Ryan Confer:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Kate Basmagian, Esq.